

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

<u>Via Facsimile</u>
Mr. Kam Shah
Chief Executive Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario
Canada M5R 2G3

> **Re:** **Bontan Corporation Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed July 25, 2012**
> **File No. 0-30314**

Dear Mr. Shah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 3. Key Information, page 2

Selected Financial Data, page 3

1.   We note your presentation of selected financial data under Canadian GAAP for 2008 and 2009, and under International Financial Reporting Standards ("IFRS") for 2010, 2011 and 2012. Please revise your presentation to disclose that the information based on previous GAAP is not comparable to the information based on IFRS. In addition, please revise your presentation so financial data determined under Canadian GAAP is not presented side-by-side with IFRS financial data here and throughout your annual report. Refer to the Instructions of General Instruction G of Form 20-F.

2.   It appears that you have presented information prepared in accordance with US GAAP as part of your selected financial data disclosure. Please provide a reconciliation to US GAAP for all periods for which this information is provided or remove the disclosure of US GAAP-basis information.

Item 17. Financial Statements, page 40

3.   We note that your financial statements are filed as part of the annual report under Item 17. Please note that compliance with Item 18 is required for annual reports on Form 20-F. Please revise. Refer to General Instruction E(c)(2) of Form 20-F.

Consolidated Financial Statements for the Years Ended March 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm, page 2

4.   We note the report issued by your independent accountant states: "In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bontan Corporation, Inc. … in accordance with International Financial Reporting Standards." Please obtain a revised report which complies with Item 17(c) of Form 20-F and explicitly states, if true, the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

5.   We also note the report issued by your independent accountant appears to use going concern language that is not consistent with PCAOB standards. Please obtain a revised report that uses the term "substantial doubt" in referencing a going concern matter. Refer to AU 341.

Notes to Consolidated Financial Statements

Note 20. Transition to IFRS, page 25

6.   We note your disclosure regarding your application of optional exemptions under IFRS 1. To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1.

7.   We also note you used the deemed cost exemption under IFRS 1 for oil and gas companies. Please disclose the basis on which the carrying amounts determined under previous GAAP were determined. Refer to paragraph 31A of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief